Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

 Date: September 1, 2016

 This filing relates to a proposed business combination involving

 Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

 (Subject Company Commission File No.: 001-16489)

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes the preliminary proxy statement of FMC Technologies that also constitutes a preliminary prospectus of TechnipFMC (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE

BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC

Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

***

Merger FAQs #2

September 1, 2016

1.	Why is this referred to as a merger of equals?

•	This refers to how we are approaching the transaction of equals and how we’ve structured our merger.

▪	This transaction expands on the success of our Forsys Subsea alliance and joint venture, which was an equal partnership.

▪	Each company’s shareholders will own approximately 50 percent of the combined company.

▪	We will have operational headquarters in Paris, Houston and London (where the corporation will be domiciled).

▪	Thierry Pilenko will serve as Executive Chairman, and Doug Pferdehirt will serve as CEO of the combined TechnipFMC.

▪	The combined company’s Board of Directors will consist of seven board members appointed by FMC Technologies and seven board members appointed by Technip.

•	We believe this transaction will create significant additional value for the shareholders of both companies by expanding on the success we have achieved through our Forsys Subsea alliance and joint venture.

•	We will bring together complementary systems and solutions, assets and strengths in Subsea, Surface and Onshore/Offshore, driven by technology and innovation.

•	Please note that the transaction is subject to and conditional upon regulatory and other approvals.

2.	How will each company’s stock be handled upon closing?

•	TechnipFMC will trade on the New York Stock Exchange (NYSE) and on the Paris Euronext Stock Exchange (Euronext Paris).

•	Following completion of the merger, FMC Technologies shares will be delisted from the NYSE and Technip shares will be delisted from Euronext Paris.

•	Following completion of the merger, based on the shares outstanding as of the date of the Memorandum of Understanding entered into between the companies in connection with the transaction, former shareholders of FMC Technologies will own approximately 49.1 percent of the combined company and former shareholders of Technip will own approximately 50.9 percent of the combined company.

•	Each owner of one share of Technip will receive two shares of TechnipFMC, and each owner of one share of FMC Technologies will receive one share of TechnipFMC.

•	Shareholders of both companies will continue to participate in potential appreciation in equity value of the combined company.

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3.	How and when will the core values be developed for the new company?

•	An exercise to begin planning for the development of the new brand and core values is currently underway led by the Executive Team with the participation of Communication departments from both companies, as well as an external consultant.

•	The complementary values, cultures and behaviors shared by both companies will be taken into consideration during this process.

4.	How are we going to get to know each company and our future colleagues?

•	We believe FMC Technologies and Technip are a great fit — we share many of the same values and have similar cultures.

•	We have been engaged in the Forsys Subsea alliance and joint venture since mid-2015, and believe the success of this partnership and demand from customers have demonstrated there are additional opportunities through a combination of our two companies.

•	You will get to know your future colleagues as you work side-by-side with them, either as part of the integration planning process or post-merger.

•	We will also share information about each company during the integration planning process.

5.	How will three headquarters work together effectively and where specifically will they be located?

•	We are both global companies with operations all over the world.

•	TechnipFMC will have its operational headquarters in Paris, France (where the Executive Chairman will have his principal office); in Houston, Texas, USA (where the CEO will have his principal office); and in London, United Kingdom (where the Forsys Subsea alliance and joint venture is headquartered and the new corporation will be domiciled).

•	Being co-located allows us to have the advantage of more face-to-face communication, which we believe will be useful as we continue to develop our new teams and organization.

•	Following the closing of the transaction, we believe that having multiple headquarters will leverage our distributed leadership team to increase responsiveness to our customers and employees across the company.

6.	What changes will we expect as a result of the company being domiciled in the UK? Does Brexit have an impact?

•	London is a natural place to domicile the new company and recent developments have no material impact on our operations, our plans or the pending merger.

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•	The significant benefits of the merger are not dependent on where we are headquartered, nor will they be diminished if the UK leaves the European Union.

•	We remain confident in the timeline and are moving toward closing the transaction.

7.	When can we expect more communication about organizational structure and key appointments?

•	Designing the new company organization is a key part of the integration planning process.

•	The first step is to define the new company’s operating model and related structure. We will then identify the individuals who will lead each of the key business areas.

•	We will update you once those decisions have been made and confirmed by the Executive Sponsor Team (EST).

8.	What will happen to my compensation and benefits package?

•	This combination is about positioning our business for growth, which we expect to translate into increased opportunities for many employees as we benefit from being part of a larger, more diverse company.

•	We recognize that compensation and benefits are on the minds of employees and we are committed to keeping you informed as we move through this process.

•	We are always addressing compensation and benefits issues with the goal of providing competitive packages that allow us to attract and retain the talent we need to succeed.

9.	When will each company reveal its internal vacancies?

•	After completing the transaction, we expect to communicate opportunities to employees as they are identified.

•	The most important thing everyone can do is stay engaged, flexible and focused on day-to-day responsibilities.

10.	Which messages have been resonating most with our customers and investors?

•	We continue focusing on simplicity, transparency, value creation and driving structural and sustainable change by making bold moves in our industry.

•	The simplicity in our value proposition is what has been resonating most with our customers and investors.

•	News and analyst reports following the announcement of our plans to merge suggest that the benefits of the combination are very clear and well understood.

11.	What is the role of the Program Management Office (PMO) and how will the integration process work?

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•	On Aug. 8, 2016, we announced that a Program Management Office (PMO) organization had been established to oversee the joint integration planning activities required to position TechnipFMC for ‘Day One’ success and beyond.

•	Since then, our two companies have been working together to develop the PMO structure, governance and operating principles, and identify key appointments.

•	The PMO is also responsible for raising relevant issues and key decisions with the Executive Sponsor Team to ensure that it meets synergy targets and achieves the strategic aspirations and goals for the new company.

•	The integration process has two major phases: the planning phase, which has already begun; and the execution phase, which will begin following the close of the transaction.

•	The PMO has made significant progress in setting up the integration architecture and teams, and expects that this phase will be completed shortly.

12.	What is a functional workstream?

•	Given the scale of the integration effort, we have divided the work into multiple workstreams.

•	The mandate of functional workstreams is to look at current practices at both companies with input from businesses and regions, and propose the best way to merge those functions and achieve the identified synergy targets.

•	Functional workstreams include: Subsea Integration; Surface and Onshore/Offshore Integration; Global Business Services (GBS); Supply Chain/Procurement; HR Policies and Sustainable Development; Facilities; Communication/Branding; IT; Finance; Legal and Compliance; Research and Development; Quality; Key Account Management; HSE; Security; and Insurance.

13.	What is a business workstream?

•	Given the scale of the integration effort, we have divided the business work into multiple workstreams.

•	The mandate of business workstreams is to tailor integration plans to the specific business and regional needs and to ensure execution of these plans.

•	Business workstreams include: Subsea Projects; Subsea Services; Subsea Products (including Manufacturing); Onshore/Offshore; and Surface.

14.	How will integration decisions be made?

•	The integration planning team is responsible for developing a detailed and thoughtful integration plan to make the post-close transition as seamless, efficient and productive as possible.

•	The team and the EST group to which it reports, is comprised of leaders from both organizations to ensure that it is fully appreciating and capturing the greatest strengths of both organizations.

•	In all of our decisions, we are committed to treating all employees at both companies fairly and with respect as we move through this process.

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•	Similarly, we are committed to operating with transparency and keeping you informed throughout this process.

15.	Will each of the integration planning teams develop organization charts for their functions/business units prior to ‘Day One’?

•	It is important to remember that organizing a new company takes time, and we want to ensure that we are putting in place the right organizational structure.

•	Once we have decided the best structure for our combined businesses, we will begin to populate the organization with the aim of ensuring that the positions are filled most effectively.

•	We will announce those structural decisions and new roles as soon as possible.

16.	When will the merger close? Do we anticipate any challenges between now and closing?

•	We continue to expect the merger to close in early 2017, subject to the approvals of Technip and FMC Technologies shareholders, regulatory bodies and consents, and other customary closing conditions.

•	We are pleased to have already received early approval from U.S. regulatory authorities and will continue to make the appropriate filings.

17.	Do we expect to consolidate facilities once we merge?

•	We recognize the importance of maintaining our company’s respective footprints in order for the combined company to be successful and develop its new culture in a productive environment.

•	That said, a result of co-locating may be consolidation in locations where both companies have facilities also so that we may deliver on our savings targets.

18.	Is there a plan for ‘Day One’ and beyond for TechnipFMC?

•	We're creating a unique offering with a unique set of competencies and skills that is unparalleled in the industry.

•	We are as much focused on ‘Day One’ as we are on ‘Day 100’, ‘Day 365’, and even two years out.

•	Though there are still a number of things we have to address, we are pleased with the progress we’re making in our integration planning, which will ensure a smooth transition for all of our stakeholders.

•	We look forward to realizing the significant operational and strategic benefits inherent in this combination.

19.	Will there be redundancies as a result of the merger?

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•	This combination is about positioning FMC Technologies and Technip for growth, which we expect to translate into increased opportunities for many employees as we benefit from being part of a larger, more diverse company.

•	As we plan for the integration after closing, we cannot rule out that there may be some areas of overlap in certain job functions, but it’s too early to assess this.

•	Overall, we expect that with greater scale and an enhanced global presence, there will be expanded opportunities for personal development and career growth for employees of the combined company.

•	We are dedicated to making all decisions promptly and committed to treating all employees at both companies fairly and with respect as we move through this process.

20.	How will we manage the relationships with existing clients and suppliers after closing?

•	In most cases, client relationships will remain with their current team after the merger is complete.

•	If dual agreements create conflicts, management of the combined company will work with clients and suppliers to resolve issues fairly.

•	Please remember that, until this transaction closes, we will continue operating as separate companies, and our alliance and joint venture will continue unchanged.

•	Our customer relationships remain our top priority.

•	We will continue providing updates as they become available.

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

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Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made

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directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes the preliminary proxy statement of FMC Technologies that also constitutes a preliminary prospectus of TechnipFMC (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

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Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the proxy statement/prospectus and the report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

Ends/

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